# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CIDARA THERAPEUTICS, INC., CIK 0001610618
CUSIP: 171757206
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6310 NANCY RIDGE DRIVE, SUITE 101, SAN DIEGO, California (CA), 92121
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001104659-24-082640
Filed by CIK 0001346824
Persons authorized to receive notices and communications: Peter Kolchinsky, RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston, Massachusetts (MA), 02116, 617.778.2500

## Reporting persons
- RA Capital Management, L.P. (CIK 0001346824): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,372,923; sole dispositive power 0; shared dispositive power 3,372,923; aggregate amount beneficially owned 3,372,923 (10.7% of the class)
- Peter Kolchinsky (CIK 0001384859): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,372,923; sole dispositive power 0; shared dispositive power 3,372,923; aggregate amount beneficially owned 3,372,923 (10.7% of the class)
- Rajeev Shah (CIK 0001619841): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,372,923; sole dispositive power 0; shared dispositive power 3,372,923; aggregate amount beneficially owned 3,372,923 (10.7% of the class)
- RA Capital Healthcare Fund, L.P. (CIK 0001315082): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,365,523; sole dispositive power 0; shared dispositive power 3,365,523; aggregate amount beneficially owned 3,365,523 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: CIDARA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6310 NANCY RIDGE DRIVE, SUITE 101, SAN DIEGO, California (CA), 92121
Comment:
Item 1 of the Statement is amended and supplemented as follows:

This Amendment No. 5 (this "Amendment No. 5" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on July 25, 2024, and amended on November 26, 2024, June 30, 2025, August 11, 2025 and November 10, 2025 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 5 is being filed as a result of the execution of the Merger Agreement and Support Agreement (each as defined in Item 4 below). Unless otherwise defined herein, capitalized terms used in this Amendment No. 5 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D/A is being filed on behalf of RA Capital Management, L.P. ("RA Capital"), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the "Fund"). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D/A jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act"), is attached hereto as Exhibit 99.1.

The Fund directly holds: (i) 3,365,523 shares of common stock; (ii) Series A preferred stock ("Preferred Stock") convertible for up to 6,296,920 shares of common stock; (iii) pre-funded warrants (the "Pre-Funded Warrants") exercisable for up to 1,286,786 shares of common stock; and (iv) 7,400 stock options (right to buy) scheduled to vest within 60 days of this filing held by Dr. Resnick for the benefit of RA Capital. Each of the Preferred Stock and the Pre-Funded Warrants contains a provision (the "Beneficial Ownership Blockers") which precludes conversion of the Preferred Stock or exercise of the Pre-Funded Warrants to the extent that, following conversion or exercise, the Fund, together with its affiliates and other attribution parties, would own more than 9.99% of the common stock outstanding. The Fund is currently prohibited from converting the Preferred Stock and exercising the Pre-Funded Warrants by virtue of the Beneficial Ownership Blockers.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for each of the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in its portfolio, including the shares of the Issuer's common stock reported herein. Because the Fund has divested itself of voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.
Present principal occupation or employment: The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of each of Dr. Kolchinsky and Mr. Shah is investment management.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 6 of the cover pages.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented as follows:
Merger Agreement
On November 13, 2025, the Issuer entered into an Agreement and Plan of Merger by and among the Issuer, Merck Sharp & Dohme LLC, a New Jersey limited liability company ("Parent") and Caymus Purchaser, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser") (the "Merger Agreement"). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Parent will cause Purchaser to commence a cash tender offer (the "Offer") no later than December 4, 2025. The Offer will consist of an offer to purchase (i) all of the outstanding shares of common stock of the Issuer (the "Common Shares"), at a price of $221.50 per Common Share (the "Common Share Offer Price") and (ii) all of the outstanding shares of Series A Preferred Stock of the Issuer, par value $0.0001 per share (the "Series A Shares" and together with the Common Shares, the "Shares"), at a price of $15,505.00 per Series A Share (the "Series A Offer Price"), in each case, in cash, without interest and subject to any applicable withholding of taxes.
The obligation of Purchaser to accept for payment, and pay for, Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to satisfaction or waiver, to the extent permitted under applicable legal requirements, of certain conditions set forth in the Merger Agreement, including, among other things, (i) there being validly tendered and not validly withdrawn Common Shares and Series A Shares that, considered together with all other Shares (if any) beneficially owned by Parent or any of its wholly owned subsidiaries (but excluding Shares tendered pursuant to guaranteed delivery procedures, if permitted by the terms of the Offer, that have not yet been "received" by the "depositary", as such terms are defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the "DGCL")), would represent (with respect to such Series A Shares, on an as-converted to Common Share basis) one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer and (ii) there being received, terminated or expired, as the case may be, any consent, approval or clearance with respect to, or termination or expiration of any applicable mandatory waiting period (and any extension thereof) imposed under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. Parent's and Purchaser's obligations to consummate the Offer are not subject to a condition that any financing be received by Parent or Purchaser for the consummation of the transactions contemplated by the Merger Agreement.
As soon as practicable following consummation of the Offer, subject to the terms and conditions of the Merger Agreement and in accordance with Section 251(h) of the DGCL, Purchaser will merge with and into the Issuer (the "Merger" and, together with the Offer and the other transactions contemplated by the Merger Agreement, the "Transactions"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent in accordance with the DGCL.
At the effective time of the Merger (the "Effective Time"), each Common Share then outstanding (other than Common Shares (a) held by the Issuer (or in the Issuer's treasury), Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or the Issuer, or by stockholders of the Issuer who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted for purchase in the Offer) will be converted into the right to receive the Common Share Offer Price (the "Common Share Merger Consideration"), without interest and subject to any applicable withholding of taxes.
At the Effective Time, each Series A Share then outstanding (other than Series A Shares (a) held by the Issuer (or in the Issuer's treasury), Parent, Purchaser, any other direct or indirect wholly owned subsidiary of Parent or the Issuer, or by stockholders of the Issuer who have properly exercised and perfected their statutory rights of appraisal under the DGCL, or (b) irrevocably accepted for purchase in the Offer) will be converted into the right to receive the Series A Offer Price, without interest and subject to any applicable withholding of taxes.
Each warrant to purchase Common Shares, including Pre-Funded Warrants, that is outstanding and unexercised as of immediately prior the Effective Time, whether vested or unvested, will be treated as being simultaneously cashless exercised in accordance with the terms and conditions specified in the applicable warrant and subject to any applicable withholding of taxes.
Each of the Company's stock options that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon the occurrence of, the Effective Time. As of the Effective Time, each option that is then outstanding and unexercised will be cancelled and converted into the right to receive cash, without interest, in an amount equal to the product of (i) the total number of Common Shares subject to the fully vested option immediately prior to the Effective Time, multiplied by (ii) the excess, of (x) the Common Share Merger Consideration over (y) the exercise price payable per Common Share under such option, subject to any applicable withholding of taxes. Any option that has an exercise price that equals or exceeds the Common Share Merger Consideration will be cancelled for no consideration.
Upon the closing of the Merger, the Issuer's common stock will be deregistered under the Securities and Exchange Act of 1934, as amended, and cease to be listed for trading on the Nasdaq Stock Market.
Tender and Support Agreement
On November 13, 2025, in connection with the Merger Agreement, certain stockholders of the Issuer, including the Fund (collectively, the "Supporting Stockholders") entered into Tender and Support Agreements with Parent and Purchaser (each, a "Support Agreement"). Under the terms of the Support Agreement, the Fund has agreed, among other things, to tender its Common Shares and Series A Shares in the Offer, vote its shares in favor of the Merger at a special meeting of the Issuer's stockholders, if there is one, and, subject to certain exceptions, not to transfer any of its shares.

The description of the Support Agreement herein is not complete and is qualified in its entirety by reference to the full text of the Form of Support Agreement, which is filed herewith as Exhibit 99.2 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of Common Shares and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 31,439,371 shares of common stock outstanding as of November 3, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 6, 2025, and giving effect to stock options, to the extent exercisable within 60 days hereof, as referenced herein.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of Common Shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer since the most recent amendment to this Schedule 13D/A.
Other persons with the right to receive dividends or sale proceeds: No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Reporting Persons' Schedule 13D/A filed with the SEC on June 30, 2025).

Exhibit 99.2 Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K (File No. 001-36912), filed on November 14, 2025).

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (11/17/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (11/17/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (11/17/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (11/17/2025)